04010369

04 MAR -9 AM 7:21

ANGLOVAAL MINING

AVMIN

Anglovaal Mining Limited

(Incorporated in the Republic of South Africa)
(Registration number 1993/004580/06)
Share code: AIN ISIN: ZAE000017141
("Avmin")

SUPPL

ARMI

African Rainbow Minerals & Exploration Investments (Proprietary) Limited

(Incorporated in the Republic of South Africa)
(Registration number 1997/020158/07)
("ARMI")

82-4579

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

HARMONY™

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR ISIN: ZAE000015228
("Harmony")

DETAILED JOINT CAUTIONARY ANNOUNCEMENT

1

1. INTRODUCTION

The boards of Avmin, Harmony and ARMI have reached agreement in principle regarding a range of indivisible transactions which, if implemented, will result in the creation of the largest black controlled mineral resources company in South Africa under the leadership of mining entrepreneur, Patrice Motsepe.

The transactions, which are subject to the fulfilment of the conditions precedent detailed in paragraph 8, are as follows:

- Avmin will dispose of its entire 42.2% interest in Avgold Limited ("Avgold") to Harmony, the consideration for which will be discharged by the issue of new Harmony shares ("the Avgold Share Disposal");
- Avmin will acquire from the ARM group of companies ("ARM"):
  - ARM's entire indirect 13.6% interest in Harmony;
  - ARM's 41.5% effective interest in the Modikwa Joint Venture,

  the consideration for which will be discharged by the issue of new Avmin shares to ARM or its nominee (collectively referred to as the "Avmin Acquisitions");
- Avmin will acquire the Kalplats platinum discovery and associated mineral rights from Harmony, the consideration for which will be discharged by the issue of new Avmin shares (the "Kalplats Acquisition"); and
- Harmony will merge its remaining shares in Avmin with the Avmin shares controlled by ARM, post the above transactions, either through a sale transaction or a voting pool arrangement ("the ARM Control Structure").

The above transactions are collectively referred to as "the Transaction".

2. RATIONALE AND PROPOSED NEW STRUCTURE

The Avmin board of directors has completed its review of the strategic direction and future structure of the Avmin Group referred to at the time of announcing Avmin's provisional results on 11 September 2003. The two key objectives of the review were to:

- establish Avmin as a fully empowered mineral resources company, utilising the Avmin Group's resources to become a preferred partner-of-choice for new South African mining ventures; and
- build a strong financial base for Avmin to support new mining investments, in particular its large in-house projects, including the Nkomati nickel mine expansion.

The Transaction will result in ARM becoming the effective controlling shareholder of a larger, diversified and empowered Avmin, with significant holdings in gold, platinum, nickel and ferrous metal assets. As a consequence Avmin, without placing Harmony's black economic empowerment credentials at risk, will be well positioned to secure significant funding (as debt and capital markets allow) for its existing projects and to participate in further growth opportunities that the South African mining sector offers, taking advantage of its unique empowerment status. All parties have agreed that Avmin will change its name to African Rainbow Minerals Limited.

The proposed Avmin Group structure, post the Transaction will be as follows:



20.1% of Avmin
ARM Control Structure
43.1% of Avmin
ARM
63.2%
Avmin (listed)
Public and institutional shareholders
36.8%
22.2%*
50.3%
Harmony Gold (listed)
Assmang (listed)
Newplats Division (unlisted)
Other assets
53.7%*
Avgold
Iron ore
Manganese
Chrome
Nkomati (75%)
Two Rivers (55%)
Modikwa JV (41.5%)
Kalplats (100%)
Assore (8.5%)
Avmin Alloys (100%)
other (including exploration activities)

*Pre the mandatory offer to Avgold minority shareholders.

Gold asset portfolio

Avmin's gold assets will comprise a holding of 22.2% in Harmony which in turn will hold a 53.7% interest in Avgold (42.2% from Avmin plus current holding of 11.4% prior to any mandatory offer being made by Harmony to the minority shareholders of Avgold), forming the fifth largest gold producer globally with 4.3 million ounces of production per annum and with an estimated 470 million resource ounces.

Harmony has over the past three years upgraded its production base with a range of quality enhancing acquisitions. The company is currently developing five mines, which is intended to increase the company's underground recovery grade by some 13% over the next four years. The acquisition of 42.2% of Avgold will further enhance the overall quality of the company's production base.

Platinum Group Metals ("PGM") portfolio

The Avmin PGM asset portfolio will comprise assets that have the potential of achieving significant attributable production levels in future years. This includes the 41.5% indirect interest in the Modikwa Joint Venture and a 55% interest in the Two Rivers project. Furthermore, the 75% held Nkomati mine is contemplating a major expansion project, which will form part of Avmin's PGM asset portfolio.

Ferrous metals asset portfolio

Avmin's ferrous metals asset portfolio will comprise the iron ore, manganese and chrome businesses held through its existing 50.3% interest in Assmang Limited ("Assmang").

Assmang's total product sales for 2003 were:

Metric tons	000's
Iron ore	5 263
Manganese ore (excluding deliveries to the Cato Ridge alloy operation)	1 171
Manganese alloys	206
Charge chrome	244
Chrome ore (excluding deliveries to Machadodorp alloy operation)	20

3. BOARD OF AVMIN

Following the conclusion of the proposed Transaction, Patrice Motsepe will become the Chairman of Avmin and Rick Menell will be deputy Chairman.

The Board composition will be reviewed and changes considered to reflect the new controlling shareholding in Avmin.

4. THE PROPOSED TRANSACTION

4.1. The Avgold Share Disposal

Avmin will dispose of its entire holding of 286 305 263 ordinary shares in Avgold (42.2%) to Harmony for a consideration to be settled by the issue to Avmin of 28 630 526 new Harmony shares. This represents a ratio of 1 Harmony share for every 10.0 Avgold shares based on the 30 day volume weighted average traded prices.

4.2. The Avmin Acquisitions

Avmin will acquire:

- ARM's entire indirect holding of 35 002 396 Harmony shares; and
- ARM's 83% indirect shareholding in the ARM Mining Consortium Limited which in turn holds 50% in the Modikwa Joint Venture, a joint venture in respect of the Modikwa Platinum Mine,

for a consideration to be settled by the issue to ARM of 87 750 417 new Avmin shares at an issue price of R50 per Avmin share.

4.3. The Kalplats Acquisition

Avmin will acquire the Kalplats platinum discovery and associated mineral rights from Harmony to be settled by the issue to Harmony of 2 000 000 new Avmin shares.

4.4. The ARM Control Structure

Harmony will merge its entire holding of 38 789 761 Avmin shares (20.1% post dilution) remaining after the implementation of the Avmin Acquisitions with the Avmin shares held by ARM (either through a sale transaction or voting pool arrangement).

As a result, 63.2% of Avmin will be black controlled.

5. MANDATORY OFFER TO AVGOLD MINORITIES

Pursuant to the successful implementation of the Avgold Share Disposal, Harmony will hold in excess of 35% of the issued share capital of Avgold. In terms of the Securities Regulation Code on Takeovers and Mergers and Rules of the Securities Regulation Panel ("the Code"), Harmony will be required to extend a mandatory offer to the other shareholders of Avgold ("the Avgold minority shareholders") for the remaining 46.3% of Avgold in accordance with the requirements of the Code. Accordingly Harmony will extend an offer to the Avgold minority shareholders to acquire all or part of their Avgold shares for the same consideration as the Avgold Share Disposal.

6. CHANGE OF CONTROL IN AVMIN AND WAIVER OF MANDATORY OFFER

Pursuant to the successful implementation of the Avmin Acquisitions, ARM, will hold in excess of 35% of the issued share capital of Avmin. The Securities Regulation Panel has indicated to ARM and Avmin that it will allow ARM to dispense with the requirement to extend a mandatory offer to Avmin minority shareholders, provided a simple majority of the Avmin shareholders, excluding Harmony and ARM, in general meeting, waive the requirement for a mandatory offer. Accordingly, as a condition precedent to the Avmin Acquisitions, shareholders of Avmin will be requested to waive the requirement for a mandatory offer by ARM.

7. RELATED PARTY TRANSACTIONS AND VOTING RESTRICTIONS

Harmony is a material shareholder of Avmin. As a result, the Avgold Share Disposal and the Kalplats Acquisition are related party transactions in respect of Avmin in terms of the Listings Requirements of the JSE Securities Exchange, South Africa ("the Listings Requirements"). Accordingly, Harmony may not vote its shares in Avmin on the Avmin shareholder resolutions required to approve the Avgold Share Disposal and the Kalplats Acquisition.

8. CONDITIONS PRECEDENT

Implementation of the Transaction will be subject, *inter alia,* to:

- the signature of the requisite legal agreements and such agreements becoming unconditional;
- the obtaining of the necessary regulatory approvals; and
- the obtaining of third party and shareholder approvals, to the extent required, including the waiver, in general meeting, by Avmin minority shareholders of the requirement for a mandatory offer by ARM.

9. OPINIONS AND RECOMMENDATIONS

As the Avgold Share Disposal and the Kalplats Acquisition are related party transactions, the board of directors of Avmin will appoint an independent adviser to advise Avmin minority shareholders in respect of the Avgold Share Disposal and the Kalplats Acquisition as required by the Listings Requirements.

Deutsche Securities (SA) (Proprietary) Limited has been the adviser to the Avmin board on the restructuring review and the Transaction.

10. CAUTIONARY ANNOUNCEMENT

A further announcement will be made on SENS and in the press as soon as the requisite legal agreements have been signed and the financial effects finalised. Accordingly, both Avmin and Harmony shareholders are advised to exercise caution when trading in their securities until such time as a further announcement is made which is expected to be at the end of November.

Johannesburg
13 November 2003

Financial adviser and sponsor to Avmin	Financial adviser to Harmony and ARMI and sponsor to Harmony	Attorneys to Avmin	Attorneys to Harmony	Attorneys to ARMI
Deutsche Securities Member of the Deutsche Bank Group Deutsche Securities (SA) (Proprietary) Limited (Registration number 1995/011798/07)	JPMorgan	DENEYS REITZ ATTORNEYS	CLIFFE DEKKER	Bowman Gilfillan

INCE